Exhibit 99.1

Nimble Storage Signs Agreement to Be Acquired by Hewlett Packard Enterprise Company, to accelerate the global adoption of Nimble Storage’s Innovative Predictive Analytics and leading next-generation flash storage platform

By Suresh Vasudevan

CEO, Nimble Storage

Today is a significant milestone in our company history, as we have signed a definitive agreement to be acquired by Hewlett Packard Enterprise Company (“HPE”).

When we were founded in 2007, our vision was that we could leverage flash and cloud-based predictive analytics to eliminate infrastructure constraints and accelerate applications. We believed that we could build a thriving customer community through products that exceeded expectations, integrity in every customer interaction, and by delivering an unmatched support experience. Perhaps most significantly, our aspiration was to bring together an incredibly talented pool of people under one roof working collaboratively as a team to take on audacious goals.

As we look back, we are proud of our accomplishments. We have built a customer base of 10,000 customers in under 7 years of shipping products. “Six 9s” of measured availability and predictive support driven by InfoSight have resulted in an extremely happy customer base, as reflected by our Net Promoter Score (NPS) of 85. Numerous industry awards reflect the long list of innovations and “industry firsts” as part of our Predictive Cloud Platform. We were named a Leader in Gartner’s Magic Quadrant for General Purpose Storage Arrays for the second consecutive year.

As proud as we are of what we have accomplished, we face a challenge of scale and significant exposure as a standalone storage company. Our aspiration has always been to be an innovation leader, and see our technology deployed in organizations around the globe. But, as we weighed the opportunities and risks, we concluded that an acquisition makes sense at the right price with the right partner. We believe we’ve found both.

Through numerous discussions with HPE’s leadership, it became clear that HPE is a great partner. We believe that the combination of Nimble Storage and HPE creates an industry leader in the fast growing flash storage market, with predictive analytics providing an unmatched operational and support experience.

•	Predictive Analytics. We are excited about extending the power of InfoSight beyond the Nimble Storage product line, to span the entire storage portfolio of the combined company.

•	Global distribution reach. With HPE’s massive scale and global distribution, we see an opportunity to increase our customer base by an order of magnitude within a few years. Our enterprise business outpaced our overall growth last year, driven by the superior value proposition of our platform. With HPE’s large enterprise relationships, we anticipate further acceleration in this segment.

•	Continued storage innovation. We have an exciting roadmap that goes well beyond flash arrays and our recently announced Nimble Cloud Volumes. The ability to invest behind that roadmap is significantly strengthened by HPE’s scale and financial strength.

•	Continued commitment to customer support. Our reputation for support has been key to our success, and the combined company remains committed to that support experience. The expansion of InfoSight Predictive Analytics adoption, along with a maniacal focus on customer success, will preserve the current proactive support experience.

I would personally like to thank our more than 10,000 devoted customers, strategic alliance partners, and channel ecosystem partners– all of whom have rallied behind our technology and differentiated support experience. As we look ahead, we are confident that by combining Nimble Storage’s technology leadership with HPE’s global distribution strength, strong brand, and enterprise relationships, we’re creating expansion opportunities for the combined company.

We remain steadfastly focused on our mission of enabling applications to perform without disruption.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Nimble Storage common stock (the “Offer”) has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Hewlett Packard Enterprise Company (“HPE”) and a subsidiary of HPE (“Merger Sub”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, HPE and Merger Sub will file tender offer materials on Schedule TO, and thereafter Nimble Storage will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF NIMBLE STORAGE COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF NIMBLE STORAGE COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Nimble Storage’s common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by directing a written request to Nimble Storage, Inc., 211 River Oaks Parkway, San Jose, California 95134, Attn: Investor Relations, or by telephone at (408) 514-3475.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, HPE and Nimble Storage file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by HPE or Nimble Storage at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. HPE’s and Nimble Storage’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Nimble Storage and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements regarding the expected benefits and costs of the Offer, the merger and the other transactions contemplated by the definitive agreement relating to the acquisition of Nimble Storage by HPE; the expected timing of the completion of the Offer and the merger; the ability of HPE, Merger Sub and Nimble Storage to complete the Offer and the merger considering the various conditions to the Offer and the merger, some of which are outside the parties’ control, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the Offer and the merger may not be timely completed, if at all; that, prior to the completion of the transaction, Nimble Storage’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described in Nimble Storage’s SEC reports, including but not limited to the risks described in Nimble Storage’s Annual Report on Form 10-K for its fiscal year ended January 31, 2016. Nimble Storage assumes no obligation and does not intend to update these forward-looking statements.